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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed Under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


                 EMPRESA DE ELETRICIDADE VALE PARANAPANEMA S.A.

                        (name of foreign utility company)

                             CSW INTERNATIONAL, INC.

    (Name of filing company, if filed on behalf of a foreign utility company)


                                  Notification

               CSW International, Inc., a Delaware corporation ("CSWI"), acting on behalf of Empresa de Eletricidade Vale Paranapanema S.A., a corporation organized under the laws of Brazil ("Vale"), hereby notifies the Securities and Exchange Commission (the "Commission") that pursuant to Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 57 of the implementing regulations thereunder, 17 C.F.R. Section 250.57, Vale is, and on behalf of such company claims status for such company as, a "foreign utility company" as defined in Section 33(a)(3) of the Act.

        Item 1. Name of entity on whose behalf foreign utility company status is claimed, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identity of each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and description of the amount and nature of the interest.

               The name and address of the entity claiming foreign utility company status is as follows:

                  Empresa de Eletricidade Vale Paranapanema S.A.
                  Avenida Paulista, No. 2439, 5th Floor
                  Sao Paulo, Sao Paulo
                  Brazil


               Vale is a Brazilian distribution utility company which also owns a controlling interest in five other electric distribution companies that, together with Vale, serve approximately 572,000 customers. Vale itself has an approximately 4,544 square mile service area in the state of Sao Paulo with about 109,000 customers. Vale estimates its annual sales to be approximately 579 GWh. As currently configured, Vale self-generates approximately one megawatt of electricity and has a peak load of 131 MW. Consumers serviced by Vale are as follows: 35 percent residential; 21 percent industrial; 12 percent commercial; and 32% other than above.

               Vale's plant facilities use hydropower generation and include 2.9 kM of transmission lines and a distribution network of 238 kM.

               Vale has issued and outstanding three classes of capital shares, including 94,106,692 shares of common stock, 7,783,213 shares of Series "A" preferred stock, and 9,942,929 shares of Series "B" preferred stock. Of the foregoing, only the common stock shares of Vale are voting securities. As of the date hereof, the following individuals and entities had holdings of five percent (5%) or more of a class of Vale's outstanding voting shares: (i) Jose Giorgi Junior, an individual, holds 6,737,201 shares (7.16%) of the common stock of Vale; (ii) Lina Giorgi Leuzzi, an individual, holds 4,897,191 shares (5.20%) of the common stock of Vale; (iii) Maristella de Goes Artigas Giorgi - Espolio, an individual, holds 5,615,427 shares (5.97%) of the common stock of Vale; (iv) CSW Vale L.L.C., a Cayman Islands limited liability company, holds 15,196,093 shares (16.15%) of the common stock of Vale; and (v) Denerge - Desenvolvimento Energetico S.A., a Brazilian company, holds 57,185,744 shares (60.75%) of Vale's common stock.

                             Share Ownership by CSWI

               CSWI owns 100% of the capital stock of CSW International, Inc., a Cayman Islands Company ("CSWI Cayman"). CSWI Cayman owns approximately 99% of the capital stock of CSW Vale L.L.C., a Cayman Islands limited liability company ("CSW Vale"), and CSWI owns the remaining approximately 1% of the capital stock of CSW Vale. Therefore, as of the date hereof, CSWI owned indirectly, through the Vale shares held by CSW Vale, 15,196,093 shares (16.15%) of Vale's common stock and 9,942,929 shares (100%) of Vale's Series "B" preferred stock.

Item 2: Name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

               The following  companies are domestic  associate  public  utility companies of CSWI: Central Power and Light Company, Public Service Company of Oklahoma, Southwestern Electric Power Company, and West Texas Utilities Company. None of the foregoing domestic associate public utility companies has made an investment in or has a contractual relationship with Vale, and no such investment or contractual relationship is contemplated.

               CSWI and all of the domestic associate public utility companies described above are wholly-owned by Central and South West Corporation ("CSW"), a registered holding company under the Act.

Exhibit A:                 State certifications required under Section
                           33(a)(2) of the Act.

               Because CSWI's ultimate parent, CSW, is a registered holding company, state certifications under Section 33(a)(2) are not required.

                                    SIGNATURE

               The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                            CSW INTERNATIONAL, INC.


                                            By: /s/TERRY D. DENNIS
                                            Name:  TERRY D. DENNIS
                                            Title: President



Date:  February 11, 1997